

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2017

Michael J. Wortley
Chief Financial Officer
Cheniere Energy Partners LP Holdings, LLC
700 Milam Street, Suite 1900
Houston, TX

> **Re: Cheniere Energy Partners LP Holdings, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-36234**

Dear Mr. Wortley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Leonard Travis, Chief Accounting Officer